CHUGH CPAs, LLP

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INDEPENDENT AUDITOR'S REPORT

To the Members and Managers of
Alula Film LLC
Newark, Delaware

We have audited the accompanying financial statements of Alula Film LLC (a Delaware Limited Liability Company) ("Company"), which comprise the Balance Sheet as of June 30, 2026, the related Statement of Operations for the full period of inception to June 30, 2026, and the related notes to the financial statements.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), specifically the standards applicable to the motion picture and television industry. This includes designing, implementing, and maintaining internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. Accordingly, we express no such opinion. An audit also includes

evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alula Film LLC for the full period of inception to June 30, 2026, and the results of its operations for the full period of inception to June 30, 2026, in accordance with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

We draw attention to Note 1 regarding the Company's status as a newly formed entity and the lack of operational activity during the audit period. The Company's formation occurred on January 21st, 2026, with no material revenue or operating expenses recorded through June 30, 2026. The audit was conducted on a minimal transaction basis. Our opinion is not modified with respect to this matter.

ACCOUNTING TREATMENT - MOTION PICTURE AND TELEVISION PRODUCTIONS

We note that for future operations, the Company will be engaged in film production activities. Under U.S. GAAP, specifically ASC 926 (Entertainment — Motion Picture and Television), the accounting treatment for film production costs will depend on the stage of project development and production. Generally, development and pre-production costs are capitalized rather than immediately expensed. This approach allows costs to be matched with future revenue recognition when the film is completed and exploited. The Company's management should implement accounting policies consistent with ASC 926 for all future production activities.

Chugh CPAs LLP

Chugh CPAs, LLP
Certified Public Accountants

Date: July 1, 2026

ALULA FILM LLC
Balance Sheet
As of June 30, 2026

ASSETS	
Current Assets:	
Cash and Cash Equivalents	$11,071
Total Current Assets	$0
Film Production Alula	$38,929
TOTAL ASSETS	$50,000
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities:	
Total Current Liabilities	$0
Members' Equity	$50,000
TOTAL LIABILITIES AND MEMBERS' EQUITY	$50,000

ALULA FILM LLC
Statement of Operations
For the Period from June 1, 2026 to June 30, 2026

REVENUE	
Gross Revenue	$0
EXPENSES	
Operating Expenses	$0
NET INCOME (LOSS)	$0

ALULA FILM LLC
NOTES TO FINANCIAL STATEMENTS
For the full Period of inception to June 30, 2026

NOTE 1: NATURE OF ORGANIZATION AND BUSINESS

Alula Film LLC ("Company") is a Delaware limited liability company formed on January 21, 2026. The Company was organized for the purpose of producing, developing, financing, and distributing motion pictures and television productions. The Company is anticipated to develop and produce original content for theatrical, streaming, and television distribution.

As of June 30, 2026, the Company has been in existence for Five months and has begun the production of the movie Alula. No revenue has been generated, and no significant operating expenses have been incurred during this initial period.

NOTE 2: BASIS OF ACCOUNTING AND ACCOUNTING POLICIES

Basis of Accounting: These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Company maintains its books and records on the accrual basis of accounting.

Fiscal Year: The Company has a fiscal year ending December 31, 2026.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Given the Company's nascent stage, minimal estimates were required for this period.

NOTE 3: CAPITALIZATION OF FILM PRODUCTION COSTS

Under U.S. GAAP, specifically ASC 926 (Entertainment — Motion Picture and Television), the Company's future accounting for film and television production costs will follow industry-specific guidance. The applicable accounting treatment depends on the stage of project development:

- Development Stage: Costs for script acquisition, rights, and early-stage development are generally expensed as incurred unless the project has reached a certain level of commitment.
- Pre-Production Stage: Once a project is greenlit or has obtained significant financing commitments, pre-production costs (location scouting, production design, crew hiring) are capitalized as film costs.
- Production Stage: All direct production costs including cast compensation, crew wages, equipment rental, location fees, insurance, and craft services are capitalized as part of the negative cost.

- Post-Production Stage: Post-production costs including editing, color grading, visual effects, sound design, and music licensing are capitalized.
- Completed Films: Once production and post-production are substantially complete, the costs become "film inventory" and are amortized against revenue as films are exploited across distribution windows (theatrical, home video, television, streaming).

Management will implement comprehensive capitalization policies and track all production costs using specialized production accounting software and procedures to ensure compliance with ASC 926 standards.

NOTE 4: REVENUE RECOGNITION

The Company will recognize revenue upon delivery and exhibition of completed films across various distribution channels. Specifically:

- Theatrical Revenue: Recognized upon theatrical exhibition or license agreement, net of distribution commissions.
- Streaming and Digital Revenue: Recognized upon availability on streaming platforms or digital VOD services.
- Television Revenue: Recognized upon broadcast or cable transmission.
- Pre-Sales and Minimum Guarantees: Recognized upon completion of delivery requirements and satisfaction of all conditions precedent.

No revenue was recognized for the full period period of inception and ending June 30, 2026, due to the Company's early-stage formation and lack of completed or released content.

NOTE 5: FEDERAL TAX BENEFITS AND INCENTIVES

IRC Section 181 (Film and Television Productions Deduction) historically provided significant tax incentives to investors in qualifying U.S. film and television productions with budgets under $15 million, allowing immediate deduction of production costs rather than capitalization and amortization. However, this provision lapsed in 2025 and is not currently in effect. Management will monitor legislative developments and update tax strategies if this incentive is reinstated.

NOTE 6: STATE TAX INCENTIVES AND CREDITS

The Company intends to benefit from various state film production tax credit programs, depending on the location of future production activities. Major programs include California's Film & Television Tax Credit (20-25% of qualified spending), Georgia's transferable tax credit (20-30%), and programs in New York, Louisiana, New Mexico, and over 40 other states. Management will evaluate each project's location to optimize applicable tax credits.

NOTE 7: RELATED PARTY TRANSACTIONS

As of June 30, 2026, there were no material related party transactions. All future related party transactions will be disclosed in accordance with applicable accounting standards and the Company's operating agreement.

NOTE 8: MANAGEMENT ESTIMATES AND CONTINGENCIES

Future film production activities will require management to make significant estimates regarding capitalization of costs, useful life of amortization periods, realizability of film inventory value, and recognition of revenues. Additionally, the Company will be subject to numerous contingencies including completion risk, distribution success, litigation, and changes in tax regulations. Management is committed to implementing robust internal controls and seeking appropriate professional guidance in all areas.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after June 30, 2026, through the date these financial statements were issued. No material subsequent events requiring disclosure have been identified.

NOTE 10: AUDIT PROCEDURES AND AUDIT SCOPE

Our audit was conducted in accordance with auditing standards generally accepted in the United States of America (GAAS). Given the Company's nascent stage and absence of transaction activity, audit procedures were limited in scope and primarily involved:

- Verification of the Company's formation documents and operating agreement
- Review of bank account opening and initial capitalization
- Evaluation of internal control environment and record-keeping systems
- Assessment of accounting policies and their alignment with ASC 926 standards
- Confirmation of the absence of material transactions during the audit period
- Evaluation of management's plans for future operational activities and financial reporting